Thunder Bridge Capital Partners IV, Inc.

9912 Georgetown Pike

Suite D203

Great Falls, Virginia

June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jay Mumford

Re:	Thunder Bridge Capital Partners IV, Inc.

Registration Statement on Form S-1

Filed March 16, 2021

File No. 333-254359

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thunder Bridge Capital Partners IV, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, June 29, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary A. Simanson
Gary A. Simanson
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP